UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   New Frontier Energy, Inc.
                        (Name of Issuer)

                         COMMON STOCK
                 (Title of Class of Securities)

                          64439S 20 4
                         (CUSIP Number)

                         John P. O'Shea
                         100 Wall Street
                        New York, NY 10005
                          212-878-6500
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         July 22, 2005
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement
o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                          SCHEDULE 13G
CUSIP No.  64439S 20 4


1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          John P. O'Shea

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [   ]
               (b)  [   ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

Number of            5    SOLE VOTING POWER
Shares
Beneficially              337,820
Owned By Each
Reporting            6    SHARED VOTING POWER
Person With
                             NONE

                     7    SOLE DISPOSITIVE POWER

                           337,820

                     8    SHARED DISPOSITIVE POWER

                             NONE

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            337,820

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                  [   ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.02% (1)

12         TYPE OF REPORTING PERSON

            IN
------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          IRA FBO John P. O'Shea

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [   ]
               (b)  [   ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

Number of            5    SOLE VOTING POWER
Shares
Beneficially              84,650
Owned By Each
Reporting            6    SHARED VOTING POWER
Person With
                             NONE

                     7    SOLE DISPOSITIVE POWER

                           84,650

                     8    SHARED DISPOSITIVE POWER

                             NONE

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            84,650

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                  [   ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            2.10% (1)

12         TYPE OF REPORTING PERSON

            OO

------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Westminster Securities Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [   ]
               (b)  [   ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

Number of            5    SOLE VOTING POWER
Shares
Beneficially              154,357
Owned By Each
Reporting            6    SHARED VOTING POWER
Person With
                             NONE

                     7    SOLE DISPOSITIVE POWER

                           154,357

                     8    SHARED DISPOSITIVE POWER

                             NONE

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            154,357

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                  [   ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.83% (1)

12         TYPE OF REPORTING PERSON

            OO

-------------------------------------------------------------------------
(1)  Based on 3,948,163 shares of Common Stock issued and outstanding as of February 10, 2006, as provided by the Company's management. Shares relating to securities exercisable or convertible within
     60 days are deemed outstanding for computing the percentage of the person beneficially owning such securities but not for any other person.
-------------------------------------------------------------------------

Item 1(a).  Name of Issuer

            New Frontier Energy, Inc. ("New Frontier")

Item 1(b).  Address of Issuer's Principal Executive Offices

            PO Box 298
            Littleton, CO  80160

Item 2(a).  Name of Person Filing

            John P. O'Shea ("O'Shea")
            IRA FBO John P. O'Shea ("O'Shea IRA")
            Westminster Securities Corp. ("Westminster")

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            100 Wall St, 7th Floor
            New York, NY  10005

Item 2(c).  Citizenship

            United States

Item 2(d).  Title of Class of Securities

            Common Stock, par value $0.001 per share (the "Common Stock")

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

            The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 337,820 shares of Common Stock beneficially owned, respectively, by O'Shea O'Shea IRA, and Westminster include shares of Common Stock, shares of Common Stock that are issuable upon conversion of certain debentures, and shares of Common Stock that are issuable upon exercise of certain warrants ("Warrants") of the Company.

           Pursuant to the terms of the Warrants, the aggregate number of shares of Common Stock into which the Debentures are convertible and into which the Warrants are exercisable, and which O'Shea O'Shea IRA, and Westminster, respectively, have the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned, respectively, by O'Shea IRA, O'Shea and Westminster, does not exceed 4.99% of the total outstanding shares of Common Stock unless 61-days' notice of intent to exercise is provided. On October 10, 2005, O'Shea IRA and Westminster provided notice of intent to exercise with respect to 169,300 shares which may be exercised on or after December 12, 2005 and which shares are included herein as beneficially owned.

            John P. O'Shea, as officer and majority shareholder of Westminster, exercises dispositive and voting power with respect to the shares of Common Stock owned by Westminster.

            Accordingly, for purposes of this Statement:

       (i) O'Shea is reporting that it has sole power to vote or direct the vote and the power to dispose or direct the disposition of, a total of 337,820 shares of Common Stock beneficially owned by it.

      (ii) O'Shea IRA is reporting that it has sole power to vote or direct the vote and the power to dispose or direct the disposition of, a total of 84,650 shares of Common Stock beneficially owned by it.

     (iii) Westminster is reporting that it has sole power to vote or direct the vote and the power to dispose or direct the disposition of, a total of 154,357 shares of Common Stock beneficially owned by it.


Item 5.  Ownership of Five Percent or Less of Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 24, 2006


By: /S/ John P. O'Shea
-------------------------------------------
John P. O'Shea



Exhibit Index

99.1    Joint Filing Agreement

                                                               Exhibit 99.1


                      Agreement of Joint Filing


THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 24th day of February 2006, by and among John P. O'Shea, IRA FBO
John P. O'Shea and Westminster Securities Corporation.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G relating to their ownership (direct or otherwise) of any securities of New Frontier Energy, Inc., a Colorado corporation, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement is intended to satisfy the requirements of Rule 13d-l (k)(l) under the Exchange Act. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.


                                         JOHN P. O'SHEA

                                         By: /s/ JOHN P. O'SHEA
                                             ------------------
                                         Name:  John P. O'Shea



                                         IRA FBO JOHN P. O'SHEA

                                         By: /s/ JOHN P. O'SHEA
                                             ------------------
                                         Name:  John P. O'Shea
                                         Title: Beneficiary



                                         WESTMINSTER SECURITIES CORP.

                                         By: /s/ JOHN P. O'SHEA
                                             ------------------
                                         Name:  John P. O'Shea
                                         Title: President & CEO